Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2017
Earnings available for fixed charges, as defined:
Net income	$137,702
Tax expense based on income	89,427
Fixed charges	76,470
Earnings available for fixed charges, as defined	$303,599
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$67,198
Estimated interest cost within rental expense	2,592
Amortization of net debt premium, discount, and expenses	6,680
Total fixed charges, as defined	$76,470
Ratio of earnings to fixed charges	3.97
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512
Adjustment to pretax basis	982
$2,494

Combined fixed charges and preferred stock dividend requirements	$78,964
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.84